  Exhibit 99.1

High Tide Launches "Cabanalytics Consumer Insights" to 1.1 Million Cabana Club Members

  Cabanalytics Consumer Insights (CCI) Creates a High-Margin Revenue Opportunity for the Company Through Ad Revenue Generation, Subject to Federal and Provincial Regulations
  CCI Will Further Solidify the Loyalty Loop With Our Club Members, Product Innovators, Brand Manufacturers and Licensed Producers
  The Company Plans to Extend and Expand CCI Distribution to its Global Customer Database of 4.6 Million in the Coming Months

CALGARY, AB, Sept. 14, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today the launch of Cabanalytics Consumer Insights ("CCI"), a consumer-facing magazine style digital publication which is an extension of the highly successful Cabanalytics business data and insights platform. Starting today and continuing monthly, over 1.1 million ELITE and Cabana Club members will receive free insights into all things cannabis, from the best-selling flower, edibles, vapes and concentrates to the most cutting-edge consumption accessories and cannabinoid products hitting the market. In the coming year, the Company plans to extend CCI to its global customer database exceeding 4.6 million, including 3 million customers in the US.

High Tide Inc., September 14, 2023 (CNW Group/High Tide Inc.)

"Innovation is a key part of High Tide's DNA, which led to the launch of our unique discount club model two years ago and our paid membership tier ELITE almost a year ago. Today, I'm thrilled to announce the launch of Cabanalytics Consumer Insights, an extension of our highly successful Cabanalytics business data and insights platform. Subject to provincial and federal regulatory approvals, we expect over time to be able to generate high-margin ad revenue from brands and product manufacturers across the cannabis value chain for advertising opportunities to reach our captive, targeted and extremely relevant base of over 1.1 million members and growing. This launch also helps us further solidify the loyalty loop and relationships with our customers, product innovators, brand manufacturers and licensed producers. As the largest non-franchised retailer in Canada, High Tide is on the leading edge of consumer data. This extensive magazine-style report will provide robust data insights on consumer behaviour, the brands and products that are trending in our international ecosystem and showcase the latest and greatest portfolio of products across all cannabis and ancillary categories, including some educational and blog-style content for cannabis enthusiasts and the canna-curious alike," said Raj Grover, President and Chief Executive Officer of High Tide.

"With this launch, we continue to innovate and extract additional value from our existing cannabis ecosystem and infrastructure. CCI will be distributed at no charge to our ever-increasing membership base of over 1.1 million loyal ELITE and Cabana Club members here in Canada and eventually extended to our unmatched global customer database of 4.6 million, including 3 million US customers. Showcasing these comprehensive and extensive data-driven consumer insights to our rapidly expanding customer base gives cannabis growers, vapes, edibles and beverage manufacturers, as well as consumption accessory and cannabinoid companies, the opportunity to create further brand and product awareness that aligns with what our loyal club members and customers are purchasing every month. In the coming months, the CCI report will also include data on hydroponics, cannabis seeds, and growing equipment. I look forward to the success of CCI and am excited to share our fiscal third-quarter earnings with everyone later this afternoon," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 156 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the expansion plans for CCI and the timing thereof, the receipt of all regulatory approvals and the ability of the Company to generate high-margin ad revenue from advertising opportunities, and the inclusion of future types of data in the CCI report. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 14-SEP-23